January 29, 2025

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance,
Office of Technology
Morgan Youngwood and Stephen Krikorian

VIA EDGAR

Re: Stratasys Ltd. (the “Company” or “Stratasys”)
Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”)
Filed March 11, 2024
Form 6-K
Furnished on November 13, 2024
File No. 001-35751

Dear Sirs:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced reports that were provided to the Company by the Staff in its letter dated January 23, 2025 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Form 20-F for the fiscal year ended December 31, 2023

Note 14. Entity-Wide Disclosure, page F-47

1.We note your response to prior comment 3. With a view toward future disclosure, please separately disclose the amount of revenue attributable to an individual foreign country, to the extent material.

Company Response: We respectfully acknowledge the Staff’s comment.

As requested, in our future periodic reports, we will disclose revenues on an individual country basis to the extent the revenue attributable to any such country is material.

SEC Division of Corporation Finance
Office of Technology
January 29, 2025

Form 6-K furnished on November 13, 2024, page F-77

2.We note your response to prior comment 4. Please clarify whether you plan to reconcile Adjusted EBITDA to net income/(loss) as presented in the statement of operations under GAAP. We refer you to Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response: We respectfully acknowledge the Staff’s comment.

As per the Staff’s guidance in its response to Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, we will reconcile our Adjusted EBITDA to GAAP net income (loss) when presenting our quarterly and annual results in future documents filed with or furnished to the Commission.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact the undersigned (email: eitan.zamir@stratasys.com or telephone: 011-972-54-495-5819) or our legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv.- email: jonathann@meitar.com or telephone: 011-972-52-312-5574).

Sincerely,

/s/ Eitan Zamir
Chief Financial Officer
Stratasys Ltd.

cc: Morgan Youngwood
Stephen Krikorian
(Securities and Exchange Commission)

Yoav Zeif, Chief Executive Officer
Vered Ben Jacob, Chief Legal Officer
(Stratasys Ltd.)